UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    3)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

Tel: (405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Roger Clement
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 167,526
	8	Shared Voting Power 114,304,417 (1)
	9	Sole Dispositive Power 167,526
	10	Shared Dispositive Power 142,761,628 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,929,154 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.4% (1)(2)
14	Type of Reporting Person IN

(1)

Such amount includes 142,929,154 total shares of Common Stock (as defined below) of which Roger Clement may be deemed to be a beneficial owner as a result of his position as trustee or co-trustee of the Trusts (as defined in the Initial Schedule 13D (as defined herein)). Please read Item 5 for an explanation of the beneficial ownership of the Trusts.

(2)

The percentages used herein are calculated based on 363,019,728 shares of Common Stock outstanding (the “Outstanding Shares”) , as of October 12, 2022, as reported in Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2022.

1	Name of Reporting Person Shelly Glenn Lambertz
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 226,059 (1)
	8	Shared Voting Power 21,664,783 (2)
	9	Sole Dispositive Power 226,059 (1)
	10	Shared Dispositive Power 28,345,344 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,571,403 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (3)
14	Type of Reporting Person IN

(1)

Such amount includes 1,888 shares of Common Stock held in a custodial account managed by Ms. Lambertz as custodian for Zachary Richard Lambertz. As of the filing of this Schedule 13D, Mr. Lambertz is a minor. Ms. Lambertz is the mother of Mr. Lambertz.

(2)	Such amount includes 2,300 shares of Common Stock indirectly beneficially owned by Ms. Lambertz through Ms. Lambertz’s spouse.
(3)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Harold Thomas Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 84,387
	8	Shared Voting Power 23,302,648
	9	Sole Dispositive Power 84,387
	10	Shared Dispositive Power 28,683,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,767,596
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (1)
14	Type of Reporting Person IN

(1)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Hilary Honor Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,449
	8	Shared Voting Power 22,908,969
	9	Sole Dispositive Power 1,449
	10	Shared Dispositive Power 28,416,733

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,418,182
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8% (1)
14	Type of Reporting Person IN

(1)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Jane Elizabeth Hamm Lerum
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 23,127,669
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,635,433

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,635,433
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (1)
14	Type of Reporting Person IN

(1)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Deana Ann Cunningham
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 85,258
	8	Shared Voting Power 23,302,648
	9	Sole Dispositive Power 85,258
	10	Shared Dispositive Power 28,683,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,768,467
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (1)
14	Type of Reporting Person IN

(1)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Jackson Alexander White
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,322 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,322 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,322 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0% (1)(2)
14	Type of Reporting Person IN

(1)

Mr. White is a member of a Section 13(d) group as defined under Section 13(d) of the Act. Due to his status as a Section 13(d) group member, he is required to disclose beneficial ownership of shares of Common Stock of the Issuer on this Schedule 13D.

(2)	The percentages used herein are calculated based on the Outstanding Shares.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed jointly, pursuant to a Joint Filing Agreement, dated February 7, 2022, attached as Exhibit 99.1 and further amends and restates (where indicated) the Schedule 13D initially filed with the SEC on February 9, 2022 (“Initial Schedule 13D”) (as amended by Amendment No. 1 to Schedule 13D filed on February 14, 2022, Amendment No. 2 to Schedule 13D filed on June 15, 2022 and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the individuals (in their individual capacity and/or as trustee or co-trustee of the Trusts) (each, a “Reporting Person” and collectively, the “Reporting Persons”) of the shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 3 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 3 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

Pursuant to the Merger Agreement (as defined below), the Issuer has agreed to cooperate with Merger Sub (as defined below) in obtaining the funds needed to consummate the Transaction (as defined below). The Reporting Persons anticipate that all of the capital necessary to consummate the Transaction will be obtained from the Issuer’s cash balances, borrowings under the Issuer’s revolving credit facility and borrowings under a term loan which the Issuer is in the process of negotiating with its lenders and which the Issuer expects to be available for such borrowings prior to the closing of the Transaction. The definitive agreements entered into in connection with the Transaction do not contain a financing condition.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following information at the end of Item 4:

Agreement and Plan of Merger

On October 16, 2022, the Issuer and Omega Acquisition, Inc., an Oklahoma corporation (“Merger Sub”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, Merger Sub will commence a tender offer (the “Offer”) to purchase, at a price of $74.28 per share, in cash, without interest, subject to any applicable withholding taxes (the “Offer Price”), any and all of the outstanding shares of Common Stock, other than: (a) shares of Common Stock owned by the Founder, certain of the Founder’s family members and their affiliated entities (the “Founder Family” and such shares, the “Founder Family Rollover Shares”); and (b) shares of Common Stock underlying unvested equity awards issued under the Issuer’s long-term incentive plans (together with the Founder Family Rollover Shares, the “Rollover Shares”).

Pursuant to the Support Agreement (as defined below) immediately prior to the consummation of the Offer, Mr. Hamm will contribute 100% of the capital stock of Merger Sub to the Issuer, as a result of which Merger Sub will become a wholly owned subsidiary of the Issuer. As soon as practicable after the consummation of the Offer, Merger Sub will merge with and into the Issuer (the “Merger” and, together with the Offer, the “Transaction”), with the Issuer continuing as the surviving corporation wholly owned by the Founder Family.

At the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock (other than the Rollover Shares, shares owned by holders that validly seek appraisal rights under Oklahoma and certain other excluded shares specified in the Merger Agreement) that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any required withholding taxes; (b) each share held by a member of the Founder Family will be converted into a newly issued share of the surviving corporation having identical rights to the previously existing share held by such holder; (c) each share (i) owned by the Issuer as treasury stock or (ii) owned by any wholly-owned subsidiary of the Issuer, including shares irrevocably accepted by Merger Sub pursuant to the Offer, will be canceled and no payment will be made with respect to those shares; and (d) each unvested restricted stock award issued under the Issuer’s long-term incentive compensation plans that is outstanding immediately prior to the Effective Time will be replaced with a restricted stock unit award covering the same number of shares of the surviving corporation as the number of shares of Common Stock covered by such unvested restricted stock award immediately prior to the Effective Time that provides the holder of such canceled restricted stock award with the right to receive, for each share of common stock of the surviving corporation, upon vesting of such restricted stock unit, and at the surviving corporation’s sole discretion, a share of the surviving corporation, cash in a substantially equivalent amount, or any combination of the two, in each case, together with any unpaid dividends accrued on such restricted stock award.

The board of directors of the Issuer (the “Board”), acting on the unanimous recommendation of a special committee (the “Special Committee”) consisting of independent and disinterested directors of the Issuer that was formed to negotiate and evaluate a potential transaction with Mr. Hamm, has: (a) determined that the Merger Agreement and the Transaction are fair to and in the best interests of the Issuer’s shareholders (holders of Common Stock other than any holder of Rollover Shares or an affiliate thereof or of the Issuer, the “Public Shareholders”); (b) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Issuer of the Merger Agreement and the consummation by the Issuer of the Transaction; (c) resolved that the Merger Agreement and the Transaction shall be governed by Section 1081.H of the General Corporation Act of the State of Oklahoma; and (d) resolved to recommend that the Public Shareholders tender their shares into the Offer. Mr. Hamm and Shelly G. Lambertz recused themselves from the Board approval due to their status as Founder Family Rollover Shareholders (as defined below).

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to: (a) the conduct of business during the interim period between the execution of the Merger Agreement and the Effective Time (including restrictions on certain actions, such as amendments to organizational documents, payment of dividends or redemptions, share issuances, distributions, incurrence of certain capital expenditures and indebtedness, acquisitions and dispositions, among others) and (b) the obligation to use reasonable best efforts to take all actions and cause to be done all things necessary, proper or advisable to consummate the Transaction. The Merger Agreement also contains certain customary restrictions on the Issuer and its representatives from soliciting Acquisition Proposals (as defined in the Merger Agreement) prior to the closing of the Transaction.

Consummation of the Offer is subject to certain customary conditions, including, among others, that: (a) the Merger Agreement has not been terminated; (b) neither the Board nor the Special Committee should have changed its recommendation in favor of the Transaction; (c) there is no law or injunction prohibiting the Transaction; (d) the Issuer’s representations and warranties are accurate, subject to customary materiality standards; (e) the Average Crude Oil Price (as defined in the Merger Agreement) is not less than $60.24 per barrel; and (f) the Issuer shall have performed in all material respects its obligations under the Merger Agreement. There is no financing condition to the Transaction. It is anticipated that the Transaction will be financed using a combination of (i) the Issuer’s cash on hand, (ii) borrowings under the Issuer’s existing revolving credit facility and (iii) a new term loan facility to be entered into in connection with the closing of the Transaction.

If the Offer is consummated, the only condition to the Merger is the absence of a legal prohibition.

The Merger Agreement provides for certain termination rights for both Merger Sub and the Issuer, including in the event that: (a) the parties mutually agree to terminate the Merger Agreement; (b) the Offer has not been consummated as of December 31, 2022; (c) there is any injunction, order or applicable law prohibiting or permanently enjoining the Transaction; and (d) the other party breaches its covenants or representations and such breach would result in the failure of a closing condition in favor of the other party, in each case subject to a cure period. Termination by the Issuer in the case of (a), (b), (c) or (d) will require approval by the Special Committee. In addition, the Issuer may terminate the Merger Agreement following a change in the Board recommendation in favor of the Offer in connection with the receipt of a “Superior Proposal” (as defined in the Merger Agreement), and Merger Sub may terminate the Merger Agreement if the Board changes its recommendation in favor of the Offer.

The Merger Agreement also provides that upon termination of the Merger Agreement, under certain circumstances described therein, the Board will within three business days of such termination, declare and fix a record date for a cash dividend (the “Unaffiliated Shareholder Termination Dividend”) to be paid no later than 30 business days following such declaration date to holders of shares of Common Stock in an amount per share equal to the quotient obtained by dividing (i) $250,000,000 by (ii) the number of shares of Common Stock (other than Rollover Shares held by the Founder Family Rollover Shareholders) issued and outstanding as of the date of such termination, including if all of the closing conditions under the Merger Agreement have been satisfied and Merger Sub fails to consummate the offer and the closing of the transactions contemplated by the Merger Agreement.

The Merger Agreement contains certain customary restrictions on the Issuer and its representatives from soliciting alternative acquisition proposals prior to the closing of the Transaction.

Non-Tender and Support Agreement

On October 16, 2022, the holders of the Founder Family Rollover Shares (collectively, the “Founder Family Rollover Shareholders”) entered into a Non-Tender and Support Agreement (the “Support Agreement”) with Merger Sub and the Company, pursuant to which, among other things, each Founder Family Rollover Shareholder agreed not to tender its shares of Common Stock into the Offer, agreed to the treatment of its shares of Common Stock pursuant to the Merger Agreement and agreed to irrevocably and unconditionally waive its right to receive the Unaffiliated Shareholder Termination Dividend. The Founder Family Rollover Shareholders also agreed not to vote their shares of Common Stock in favor of any alternative transactions involving the Issuer other than the Transaction and take certain other actions to support the Transaction. Each Founder Family Rollover Shareholder, other than the Founder, has granted an irrevocable proxy to the Founder to act as attorney-in-fact on their behalf, with full power of substitution, for and in the name of the Founder Family Rollover Shareholders, to vote, consent, dissent or otherwise utilize such voting power pursuant to the Support Agreement.

Limited Guarantee

On October 16, 2022, the Founder entered into a limited guarantee in favor of the Company (the “Limited Guarantee”), with respect to certain obligations of Merger Sub under the Merger Agreement, including a guarantee of payment for up to $274 million of Merger Sub’s obligations to consummate the Offer and the Merger, provided the Issuer may only enforce such guarantee in connection with the consummation of the Transaction.

The foregoing description of the Merger Agreement, the Support Agreement, the Limited Guarantee and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Support Agreement and the Limited Guarantee, copies of which are filed as Exhibits 99.2, 99.3 and 99.4, respectively, to this Amendment No. 3 and incorporated by reference into this Item 4.

The Merger Agreement, the Support Agreement and the Limited Guarantee are incorporated herein by reference to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual or financial information about the Issuer, the Reporting Persons, the Founder, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement, the Support Agreement and the Limited Guarantee were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement, the Support Agreement or the Limited Guarantee, as applicable; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Support Agreement or the Limited Guarantee, as applicable, instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Person or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, the Support Agreement and the Limited Guarantee, which subsequent information may or may not be fully reflected in public disclosures by the Issuer or the Reporting Person. The Merger Agreement, the Support Agreement and the Limited Guarantee should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Transaction that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer and the Reporting Person makes with the SEC.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) All percentages in this Item 5(a) and (b) are calculated based on the Outstanding Shares. As of the date of this Schedule 13D:

The Reporting Persons as a Section 13(d) group may be deemed to beneficially own an aggregate of 143,330,929 shares of Common Stock as a result of their beneficial ownership. This aggregate amount represents approximately 39.5% of the total shares of the Issuer’s common stock currently outstanding. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Roger Clement, in his capacity as trustee or co-trustee, beneficially owns 142,929,154 shares of Common Stock, or 39.4% of the Outstanding Shares.

Shelly Glenn Lambertz beneficially owns 28,571,403 shares of Common Stock, or 7.9% of the Outstanding Shares, which amount includes (i) 2,300 shares of Common Stock, indirectly beneficially owned by Ms. Lambertz through Ms. Lambertz’s spouse and (ii) 1,888 shares of Common Stock held in a custodial account managed by Ms. Lambertz as custodian for Zachary Richard Lambertz.

Harold Thomas Hamm beneficially owns 28,767,596 shares of Common Stock, or 7.9% of the Outstanding Shares.

Hilary Honor Hamm beneficially owns 28,418,182 shares of Common Stock, or 7.8% of the Outstanding Shares.

Jane Elizabeth Hamm Lerum beneficially owns 28,635,433 shares of Common Stock, or 7.9% of the Outstanding Shares.

Deana Ann Cunningham beneficially owns 28,768,467 shares of Common Stock, or 7.9% of the Outstanding Shares.

Jackson Alexander White beneficially owns 2,322 shares of Common Stock, or 0.0% of the Outstanding Shares.

(b)

Roger Clement has sole voting and dispositive power with respect to 167,526 shares of Common Stock in his capacity as sole and independent trustee of the Jane Elizabeth Hamm 2005 Irrevocable Trust and Hilary Hamm 2005 Irrevocable Trust.

Shelly Glenn Lambertz has sole voting and dispositive power with respect to 226,059 shares of Common Stock, including (i) the 83,658 shares of Common Stock beneficially owned in her capacity as trustee of the Shelly Glenn Lambertz Succession Trust, (ii) the 140,513 shares of Common Stock she owns directly, which includes (A) 27,865 shares of restricted Common Stock which vest on February 15, 2023, (B) 46,532 shares of restricted Common Stock which vest on February 15, 2024 and (C) 36,772 shares of restricted Common Stock which vest on February 15, 2025 and (iii) the 1,888 shares of Common Stock held in a custodial account, which Ms. Lambertz manages as custodian for Zachary Richard Lambertz. Shelly Glenn Lambertz also shares voting and dispositive power with her spouse over 2,300 shares of Common Stock she indirectly owns through her spouse.

Roger Clement shares, with Shelly Glenn Lambertz, as co-trustee (i) voting power to direct the voting of 21,662,483 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust II and (ii) dispositive power to direct the disposition of (A) 22,962,483 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust II and (B) 5,380,561 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust I and 1,300,000 shares of Common Stock held by the Shelly Glenn Lambertz Trust II covered by the Proxy.

Harold Thomas Hamm has sole voting and dispositive power with respect to 84,387 shares of Common Stock in his capacity as trustee of the Harold Thomas Hamm Succession Trust.

Roger Clement shares, with Harold Thomas Hamm, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,302,648 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust II and (ii) the dispositive power to direct the disposition of 5,380,561 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust I covered by the Proxy.

Hilary Honor Hamm has sole voting and dispositive power with respect to 1,449 shares of Common Stock she owns directly, which includes (i) 429 shares of restricted Common Stock which vest on February 15, 2023, (ii) 510 shares of restricted Common Stock which vest on February 15, 2024 and (iii) 510 shares of restricted Common Stock which vest on February 15, 2025.

Roger Clement shares, with Hilary Honor Hamm, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 22,908,969 shares of Common Stock held by the 2015 Hilary Hamm Trust II and (ii) the dispositive power to direct the disposition of 5,507,764 shares of Common Stock held by the 2015 Hilary Hamm Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,507,764 shares of Common Stock held by the 2015 Hilary Hamm Trust I covered by the Proxy.

Roger Clement shares, with Jane Elizabeth Hamm Lerum, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,127,669 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust II and (ii) the dispositive power to direct the disposition of 5,507,764 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,507,764 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust I covered by the Proxy.

Deana Ann Cunningham has sole voting and dispositive power with respect to 85,258 shares of Common Stock, including the 83,658 shares of Common Stock beneficially owned in her capacity as trustee of the Deana Ann Cunningham Succession Trust and the 1,600 shares of Common Stock she owns directly.

Roger Clement shares, with Deana Ann Cunningham, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,302,648 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust II and (ii) the dispositive power to direct the disposition of 5,380,561 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust I covered by the Proxy.

Jackson Alexander White has sole voting and dispositive power with respect to the 2,322 shares of Common Stock he owns directly, which includes (i) 118 shares of restricted Common Stock which vest on February 15, 2023, (ii) 158 shares of restricted Common Stock which vest on February 15, 2024 and (iii) 158 shares of restricted Common Stock which vest on February 15, 2025.

(c) None of the Reporting Persons have effected any transactions in the Common Stock in the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 and Exhibits 99.2, 99.3 and 99.4 of this Amendment No. 3 are incorporated by reference herein.

Other than as described elsewhere in this Amendment No. 3, the Reporting Persons do not have any understandings, arrangements, relationships or contracts relating to the Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

Number	Description

99.1	Joint Filing Agreement, dated February 7, 2022, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on February 9, 2022).

99.2	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K filed on October 17, 2022).

99.3	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Continental Resources, Inc., Omega Acquisition, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K filed on October 17, 2022).

99.4	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K filed on October 17, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: October 19, 2022

* /s/ Debra Richards
Debra Richards, Attorney-in-Fact

By:	*
Roger Clement, individually

JANE ELIZABETH HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

HILARY HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

By:	*
Jane Elizabeth Hamm Lerum, individually

2015 JANE HAMM LERUM TRUST I

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST II

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

By:	*
Hilary Honor Hamm, individually

2015 HILARY HONOR HAMM TRUST I

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST II

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	*
Shelly Glenn Lambertz, individually

SHELLY GLENN LAMBERTZ SUCCESSION TRUST

By:	*
Shelly Glenn Lambertz, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST I

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST II

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

By:	*
Harold Thomas Hamm, individually

HAROLD THOMAS HAMM SUCCESSION TRUST

By:	*
Harold Thomas Hamm, Trustee

2015 HAROLD THOMAS HAMM TRUST I

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HAROLD THOMAS HAMM TRUST II

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	*
Deana Ann Cunningham, Individually

DEANA ANN CUNNINGHAM SUCCESSION TRUST

By:	*
Deana Ann Cunningham, Trustee

2015 DEANA ANN CUNNINGHAM TRUST I

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

2015 DEANA ANN CUNNINGHAM TRUST II

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

By:	*
Jackson Alexander White, individually